UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number 000-56026

TODOS MEDICAL LTD.

(Translation of registrant’s name into English)

1 Hamada Street

Rehovot, Israel 2244427

Tel: (011) (972) 8-633-3964

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[X] Form 20-F	[ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

TODOS MEDICAL LTD.

EXPLANATORY NOTE

On February 20, 2020, Todos Medical Ltd. (the “Company”) entered into convertible note extension agreements and lock-up agreements with certain institutional investors who participated in the Company’s previously announced $1.35M financing round in Q1 2019 (the ‘2019 Bridge Financing’). All remaining investors who participated in the 2019 Bridge Financing have agreed to extend the maturity of those notes to August 14, 2020 and have entered into lock-up agreements with the Company that preclude them from selling common shares in the market until August 20, 2020. A new institutional investor purchased $295,000 in convertible notes from certain institutional investors who participated in the 2019 Financing in order to help facilitate the transaction. No additional payments were made to the Company in connection with such purchase.

This report on Form 6-K (including the exhibits hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

EXHIBITS

Exhibit
Number	Description

99.1	Press Release of Todos Medical Ltd. dated February 25, 2020

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TODOS MEDICAL LTD.

	By:	/s/ Gerald Commissiong
	Name:	Gerald Commissiong
	Title:	Chief Executive Officer

Date: February 28, 2020

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